UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

Perfect Solutions Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-56335	00-0000000
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3F Aristo Toranomon 1-17-16 Nishi Shinbashi Minato-Ku, Tokyo, Japan	105-0003
(address of principal executive offices)	(zip code)

3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku, Tokyo, 107-0062, Japan
(former name or former mailing address, if changed since last report)

____________________________________________________________________________

NOTICE OF CHANGE IN CONTROL OF THE COMPANY
____________________________________________________________________________

Perfect Solutions Group, Inc.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of September 8, 2023, of the outstanding shares of common stock, par value $0.0001 per share, of Perfect Solutions Group Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL TRANSACTION

On or about July 30, 2023, White Knight Co., Ltd., a Japanese Company, entered into an agreement with WeCapital Co., Ltd., a Japanese Company, whereas WeCapital Co., Ltd., agreed to purchase, from White Knight Co., Ltd., 8,456,000,000 shares of the Common Stock of the Issuer in exchange for approximately $3,703,704. White Knight Co., Ltd. is owned and controlled by Koichi Ishizuka, our sole officer and director. Neither Koichi Ishizuka, nor White Knight Co., Ltd., have an equity interest, directly or indirectly, in WeCapital Co., Ltd. The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

On our about September 8, 2023, the aforementioned transaction was recorded by the Company’s transfer agent. This transaction resulted in a change in control of the Issuer. WeCapital Co., Ltd. is now our largest controlling shareholder, holding approximately 79.98% of the voting control of the Company.

At present, Koichi Ishizuka remains our current sole officer and director. However, there is a possibility that, pursuant to the aforementioned transaction, our board of directors and current officers may change. We cannot currently state with any level of certainty when, and if, this may occur, nor can we determine to what extent our corporate management may change. There is also the possibility that our board of directors may not change over the course of the foreseeable future.

A stockholder vote was not required and will not be taken with respect to the September 8, 2023 transaction. You are not required to take any action with respect to this change in control, or otherwise with respect to the transactions and events described above.

VOTING SECURITIES

The Company has 10,573,271,545 shares of common stock, $0.0001 par value, issued and outstanding and 0 shares of Preferred Stock, $0.0001 par value, issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table sets forth, as of the date of this report, the number of shares of common and preferred stock owned of record and beneficially by executive officers, directors and persons who beneficially own more than 5% of the voting control of our outstanding shares of stock, inclusive of common and preferred stock.

Unless otherwise indicated, each person/entity named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common and or preferred stock listed as owned by such person/entity. The address of each person/entity is deemed to be the address of the issuer unless otherwise noted.

The percentage of voting control held by each listed person/entity is based on 10,573,271,545 shares of Common Stock, $0.0001 par value, issued and outstanding and 0 shares of Preferred Stock, $0.0001 par value, issued and outstanding as of the date of this report.

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (Common Shares)	Percentage of Class (Common)	Amount and Nature of Beneficial Ownership (Preferred Shares)	Percentage of Class (Preferred)	Total Voting Percentage

Officers and Directors
Koichi Ishizuka (1) 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku, Tokyo, Japan	1,544,000,000	14.603%	0	0%	14.603%
5% or Greater Shareholders
White Knight Co., Ltd. (2) 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku, Tokyo, Japan	1,544,000,000	14.603%	0	0%	14.603%
WeCapital Co., Ltd. (3) 3F, Aristo Toranomon 1-17-16, Nishi Shinbashi Minato-Ku Tokyo 105-003 Japan	8,456,000,000	79.975%	0	0%	79.975%
Total Voting Percentage (5% or greater shareholders and Officers/ Directors as a group)					94.578%
_________________________________________

1 Koichi Ishizuka serves as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of the Company. The row for Koichi Ishizuka includes his indirect ownership in the Company via White Knight Co., Ltd., holding 1,544,000,000 shares of Common Stock.

2 White Knight Co., Ltd., is a Japan Corporation owned and controlled by Koichi Ishizuka, our sole officer and director.

3 The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Mr. Ishizuka does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Mr. Ishizuka is below:

Name	Age	Position
Koichi Ishizuka	52	Chief Financial Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Mr. Koichi Ishizuka, age 52, attended the University of Aoyama Gakuin where he received his MBA in 2004. Several years later in 2011 he graduated from the Advanced Management Program at Harvard School of Business. Following Mr. Ishizuka’s formal education, he took a position as the head of marketing with Thomson Reuters, a mass media and information firm. Thereafter, he served as the CEO of Xinhua Finance Japan in 2006, Fate Corporation in 2008, and LCA Holdings., Ltd in 2009. Currently, Mr. Ishizuka serves as the Chief Executive Officer of OFF Line Co., Ltd., Photozou Co., Ltd., Photozou Holdings, Inc., Photozou Koukoku Co., Ltd., Off Line International, Inc. and OFF Line Japan Co., Ltd. He has held the position of CEO with OFF Line Co., Ltd. since 2013, Photozou Co., Ltd since 2016, Photozou Holdings, Inc since 2017, Photozou Koukoku Co., Ltd. since 2017, Zentrum Holdings, Inc. (formerly known as Off Line International, Inc.) since 2019 and OFF Line Japan Co., Ltd. since 2018. On November 18, 2020 he was appointed as Chief Financial Officer and Director, and on December 28, 2021 he was appointed Chief Executive Officer, of Next Meats Holdings, Inc.; he holds these positions to this date. Koichi Ishizuka also has an equity interest in Next Meats Holdings, Inc. Koichi Ishizuka is also Chief Financial Officer of Next Meats Co., Ltd., a Japanese alternative meat company. Since its inception on April 14, 2021, Koichi Ishizuka has served as CEO of WB Burgers Japan Co., Ltd., a Japanese Company. On May 7, 2021, Mr. Koichi Ishiukza was appointed as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of Business Solutions Plus, Inc., which is now known as WB Burgers Asia, Inc. On July 23, 2021, Mr. Ishizuka was appointed as Chief Executive Officer, Chief Financial Officer, President, Treasurer and Director of Dr. Foods, Inc. (formerly known as Catapult Solutions, Inc.). On March 21, 2022, Mr. Ishizuka was appointed as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of Perfect Solutions Group, Inc.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

At present, Koichi Ishizuka remains our current sole officer and director. However, there is a possibility that, pursuant to the September 8, 2023 transaction, our board of directors and current officers may change. We cannot currently state with any level of certainty when, and if, this may occur, nor can we determine to what extent our corporate management may change. There is also the possibility that our board of directors may not change over the course of the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

3F Aristo Toranomon 1-17-16 Nishi Shinbashi Minato-Ku,Tokyo 105-0003, Japan.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the director(s) upon request.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our director(s) are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that certain Form 3s have not been filed showing indirect ownership, and a Form 4 has not been filed showing disposition of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Perfect Solutions Group, Inc.

Dated: October 5, 2023	/s/ Koichi Ishizuka
Koichi Ishizuka Chief Executive Officer